LATHAM & WATKINS llp	9 Raffles Place #42-02 Republic Plaza Singapore 048619
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File No. 041135-0005
VIA EDGAR AND FACSIMILE (202) 772 9210
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Kathleen Collins, Accounting Branch Chief Jennifer Thompson, Staff Accountant Evan Jacobson, Staff Attorney David Orlic, Special Counsel
Re:	WNS (Holdings) Limited Form 20-F for the Fiscal Year Ended March 31, 2007 filed June 26, 2007 Form 6-K filed February 8, 2008 File No. 1-32945
Ladies and Gentlemen:
     We are counsel to WNS (Holdings) Limited, a company organized under the laws of Jersey, Channel Islands (the “Company”).
     On behalf of the Company, set forth below is the Company’s responses to the Staff’s comment letter dated April 8, 2008. For the Staff’s convenience, the Staff’s comments are set forth in italics before each response.
Form 20-F for the Fiscal Year Ended March 31, 2007
Item 5. Operating and Financial Review and Prospects, page 35
1.	We note from your response to our prior comment 3 that your customer contracts do not generally provide for a committed minimum volume of business or committed amounts of revenues, and your clients only provide you with one to three month rolling forecasts of their service requirements. Please disclose this information to your readers as part of your discussion of your contracts, as we believe this provides your readers with useful information about the customary terms of your contracts.

The Company notes the Staff’s comment and advises the Staff that in its future filings on Form 20-F, it will include the requested disclosure in its discussion of its contracts.

April 22, 2008

LATHAM & WATKINS llp

The Company advises the Staff that it will include the additional disclosure below in “— Overview — Revenue — Our Contracts” of the MD&A discussion in its annual report on Form 20-F for the fiscal year ended March 31, 2008.

“Our clients customarily provide one to three month rolling forecasts of their service requirements but our contracts with our clients do not generally provide for a committed minimum volume of business or committed amounts of revenues.”
Form 6-K filed February 8, 2008
Financial Statements for the Nine Months Ended December 31, 2007
Note 13 — Transfer of Delivery Center to AVIVA
2.	We note from your response to our prior comment 18 that you believe the transfer of your Sri Lanka facility to AVIVA through the transfer of your ownership interest in WNS CS is analogous to a termination of a contract with a client and not a discontinued business operation of a component of an entity as defined in paragraph 41 of SFAS 144. However, we also note that you disclosed revenues and pre-tax profit generated from this contract in your Form 6-K, which indicates that you are able to clearly distinguish the operations and cash flows of this Sri Lanka facility from the rest of your company. Given the above, please explain to us in more detail how you determined that this facility was not a component of an entity as defined in paragraph 41 of SFAS 144. Your response should identify the lowest level at which you clearly distinguish operations and cash flows, and if necessary, should reconcile this level to the fact that you appear to separately track the operations and cash flows of your WNS CS subsidiary.
The Company advises the Staff that it has concluded that the operations of WNS CS were not a component of an entity as defined in paragraph 41 of SFAS 144 as they were not clearly distinguishable from the rest of its BPO operations. Under paragraph 41 of SFAS 144, a component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity.

Operationally, the Company managed WNS CS as part of its WNS Global BPO segment. WNS CS was established as a separate legal entity at the request of AVIVA solely to facilitate a smooth transfer to AVIVA in the event that AVIVA exercised its option to terminate the contract and move the business processes provided by the Company in-house. If the Company was not under a contractual obligation to AVIVA to set up a separate legal entity to perform the AVIVA contract, the Company would have performed the AVIVA contract through its other subsidiary in Sri Lanka, WNS Global Services Private Limited (“WNS Sri Lanka”). Other than the AVIVA contract, the Company provided BPO services in Sri Lanka through WNS Sri Lanka. The operations of WNS CS were not clearly distinguishable from the BPO operations of WNS Sri Lanka or those of the rest of the Company. The Company believes the following factors support this determination:

April 22, 2008

LATHAM & WATKINS llp

•	WNS Sri Lanka provides services to its clients under contractual agreements that are similar to the contractual agreement between the Company and AVIVA, except for the option to purchase the WNS CS Sri Lanka business that the Company had granted to AVIVA.

•	The BPO services provided by WNS CS under the AVIVA contract are similar in nature, bear similar degrees of risk and exhibit similar economic characteristics to other BPO contracts entered into by the Company, including those performed by WNS Sri Lanka.

•	The degree of utilization of labor and capital per unit of process are generally consistent across the BPO contracts entered into by the Company, including through WNS CS and WNS Sri Lanka.

•	The Company utilizes similar WNS technology and telecommunications infrastructure across its BPO businesses, including those conducted through WNS CS and WNS Sri Lanka.

•	Prior to the transfer of WNS CS to AVIVA, WNS Sri Lanka and WNS CS were located in the same building under a single lease agreement. Upon the transfer of WNS CS to AVIVA, the original lease agreement was terminated and separate lease agreements were entered into in respect of the premises occupied by WNS Sri Lanka and WNS CS, respectively. The floor space allocated to WNS CS under the new lease agreement following its transfer to AVIVA was however less than that initially allocated to WNS CS under the original lease agreement.

•	Not all of the employees of WNS CS were transferred to AVIVA. Some employees remained with the Company at their option and other employees of the Company who were previously not part of the operations of WNS CS were transferred to AVIVA at their option. Certain employees in Sri Lanka were interchangeable between WNS CS and WNS Sri Lanka.
From a cash flows perspective, the Company advises the Staff that the identifiable cash flows associated with WNS CS are not largely independent of the cash flows of the Company’s total operations in Sri Lanka and, to a lesser extent, the rest of the WNS Global BPO segment due to the significance of shared functions and services within the Company, as outlined below:
•	Corporate office expenses including salaries and related costs of the Company’s senior management who invested time performing services related to the BPO operations of WNS CS are not allocated to WNS CS.

•	Because WNS CS and WNS Sri Lanka were located in the same building, they shared common costs, which included rental expenses for the shared premises, utility charges and finance and administration support expenses. Each of WNS CS and WNS Sri Lanka has to prepare standalone financial statements to satisfy their respective local statutory reporting obligations. For purposes of

April 22, 2008

LATHAM & WATKINS llp

satisfying their respective reporting obligations, such shared common costs were allocated between WNS CS and WNS Sri Lanka.

•	Services of certain managers employed by WNS Sri Lanka also supported the operations of WNS CS. Similarly, for purposes of satisfying their respective local statutory reporting obligations, the salaries and related costs of such managers were allocated between WNS CS and WNS Sri Lanka.

•	The final allocation of costs between WNS CS and WNS Sri Lanka were undertaken annually and at the effective date of transfer of WNS CS to AVIVA to fulfill their respective local statutory reporting obligations.
Furthermore, the Company evaluated the significance of the AVIVA contract performed by WNS CS as compared to its business as a whole and concluded that the revenues and pre-tax profits attributable to WNS CS were not quantitatively or qualitatively material. The revenue and pre-tax profits attributable to the AVIVA contract are as follows:
•	Revenues from the AVIVA contract represented 1.9%, 3.3% and 1.1% of the Company’s total revenues for the years ended March 31, 2007, 2006 and 2005, respectively.

•	Revenues from the AVIVA contract represented 1.8% and 2.7% of the Company’s total revenues for the three months ended June 30, 2007 and 2006, respectively.

•	Revenues from the AVIVA contract represented 0.6% and 1.7% of the Company’s total revenues for the nine months ended December 31, 2007 and 2006, respectively. WNS CS was transferred to AVIVA with effect from July 2, 2007.

•	Pre-tax profits from the AVIVA contract represented 1.6% and 4.0% of the Company’s consolidated pre-tax profits for the nine months ended December 31, 2007 and 2006, respectively. The pre-tax profits from the AVIVA contract are based on the pre-tax profits of WNS CS reported in its standalone financial statements prepared for local statutory reporting purposes. The Company did not evaluate WNS CS’ pre-tax profits on a regular basis throughout the year.

•	The reporting of the transfer of the AVIVA contract as part of continued operations did not impact the Company’s trend in revenue or earnings, its compliance with regulatory or other contractual requirements, nor did it have any impact on the Company’s incentive compensation plans.
For the foregoing reasons, the Company believes that the operations of WNS CS were not clearly distinguishable from its BPO operations in Sri Lanka and from its BPO operations elsewhere and the lowest level at which cash flows are clearly distinguishable is with respect to revenue and certain direct costs such as payroll within the WNS Global BPO segment. The Company believes that it would be impractical for it to view each contract with its clients as a component of an entity as defined in paragraph 41 of SFAS 144.

April 22, 2008

LATHAM & WATKINS llp

General
3.	The Tandy representations must come directly from the Company, not from your counsel on behalf of the Company. Please provide these representations in a separate letter from the Company in tandem with your next response, if the response is submitted by your counsel.

The Company supplementally provides the Staff, as requested, in Annex A hereto its representation letter.
* * * * *
Please contact the undersigned at (011) 65-6437-5406 if you have any questions or require additional information concerning the foregoing.

Very truly yours,
/s/ Min Yee Ng
Min Yee Ng
of LATHAM & WATKINS LLP

cc:	Ramesh Shah Chairman of the Board WNS (Holdings) Limited

Neeraj Bhargava Group CEO WNS (Holdings) Limited

Alok Misra Group CFO WNS (Holdings) Limited

Kapil K. Jain Ernst & Young

Annex A
WNS
Extending Your Enterprise

VIA EDGAR AND FACSIMILE (202) 772 9210

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Attention:      Kathleen Collins, Accounting Branch Chief
Jennifer Thompson, Staff Accountant
Evan Jacobson, Staff Attorney
David Orlic, Special Counsel	April 22, 2008	LONDON IPSWICH NEW YORK COLOMBO GURGAON MUMBAI NASHIK PUNE
Re:	WNS (Holdings) Limited Form 20-F for the Fiscal Year Ended March 31, 2007 filed June 26, 2007 Form 6-K filed February 8, 2008 File No. 1-32945
Ladies and Gentlemen:
     Reference is made to the Company’s responses to the Staff’s comment letters dated February 28, 2008 and April 8, 2008. The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, WNS (Holdings) Limited
By:	/s/ Alok C. Misra
	Name:	Alok C. Misra
	Title:	Group CFO

WNS (Holdings) Ltd
22 Grenville Street
St. Heller, Jersey
Channel Islands
www.wnsgs.com